Filed Pursuant to Rule 424(b)(2) Registration No. 333-157547 Registration No. 333-157547-02

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Maximum Aggregate	Amount of
Securities to be Registered	Offering Price	Registration Fee
Senior Debt Securities of ConocoPhillips	$2,955,530,000	$164,919	(1)
Guarantees of Senior Debt Securities of ConocoPhillips by ConocoPhillips Company	—	—	(2)

(1)	The registration fee of $164,919 is calculated in accordance with Rule 457(r) of the Securities At of 1933, as amended.

(2)	No separate consideration is received for these guarantees. Accordingly, pursuant to Rule 457(n) under the Securities Act of 1933, as amended, no registration fee is required with respect to such guarantees.

Prospectus Supplement
(To Prospectus dated February 26, 2009)
$1,500,000,000 4.60% Notes due 2015
$1,000,000,000 6.00% Notes due 2020
$500,000,000 6.50% Notes due 2039

fully and unconditionally
guaranteed by

ConocoPhillips Company

The 2015 notes will mature on January 15, 2015, the 2020 notes will mature on January 15, 2020 and the 2039 notes will mature on February 1, 2039. ConocoPhillips will pay interest on the 2015 notes and 2020 notes semiannually on January 15 and July 15 of each year, beginning January 15, 2010, and will pay interest on the 2039 notes semiannually on February 1 and August 1 of each year, beginning August 1, 2009. ConocoPhillips may elect to redeem any or all of the notes of each series at any time for an amount equal to 100% of the principal amount of the notes redeemed plus a make-whole premium plus accrued but unpaid interest to the redemption date. The redemption prices are described beginning on page S-6 of this prospectus supplement. We use the term “notes” to refer to all three series of notes collectively.

The 2039 notes constitute a further issuance of our 6.50% Notes due 2039, which were issued originally on February 3, 2009. The 2039 notes offered by this prospectus supplement and the previously issued 2039 notes will be treated as a single class of debt securities under the indenture described herein. Upon completion of this offering, $2,750 million in aggregate principal amount of 2039 notes will be outstanding.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

			Offering Proceeds
	Public Offering	Underwriting	to ConocoPhillips,
	Price	Discount	Before Expenses

Per 2015 Note	99.911%	0.35%	99.561%
Total(1)	$1,498,665,000	$5,250,000	$1,493,415,000
Per 2020 Note	99.247%	0.45%	98.797%
Total(1)	$992,470,000	$4,500,000	$987,970,000
Per 2039 Note(2)	92.879%	0.75%	92.129%
Total(2)	$464,395,000	$3,750,000	$460,645,000

(1)	Plus accrued interest from May 21, 2009, if settlement occurs after that date.

(2)	Plus accrued interest from February 3, 2009 to the date of delivery. The public offering price and proceeds to ConocoPhillips for the 2039 notes do not include an aggregate of $9,750,000 of accrued interest (1.95% per 2039 note) on those notes for such period. This pre-issuance accrued interest will be paid on August 1, 2009 to the holders of the 2039 notes on the applicable record date along with interest accrued on the 2039 notes from the date of delivery to August 1, 2009.

Delivery of the notes in book-entry form only will be made through The Depository Trust Company, Clearstream Banking S.A. and the Euroclear system on or about May 21, 2009, against payment in immediately available funds.

Joint Book-Running Managers

Citi	Deutsche Bank Securities	RBS

Banc of America Securities LLC	Barclays Capital	Credit Suisse	J. P. Morgan

Senior Co-Managers

DnB NOR Markets	Mitsubishi UFJ Securities	SOCIETE GENERALE

Co-Managers

BNP PARIBAS	CALYON	Daiwa Securities America Inc.
HSBC	ING WHOLESALE	Mizuho Securities USA Inc.
UBS Investment Bank
May 18, 2009

You should rely only on the information we have included or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus that we provide to you. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are offering to sell the notes only in places where sales are permitted. You should assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate only as of the date of this prospectus supplement or the accompanying prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of notes and certain terms of the notes and the guarantees. The second part is the accompanying prospectus, which gives more general information. If the information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

SUMMARY

This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but does not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of the offering of the notes, information about our business and financial data. We encourage you to read this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference, in their entirety before making an investment decision.

In this prospectus supplement and the accompanying prospectus, we refer to ConocoPhillips, its wholly owned and majority owned subsidiaries (including ConocoPhillips Company) and its ownership interest in equity affiliates as “we” or “ConocoPhillips,” unless the context clearly indicates otherwise. Our ownership interest in equity affiliates includes corporate entities, partnerships, limited liability companies and other ventures in which we exert significant influence by virtue of our ownership interest, which is typically between 20% and 50%.

The terms “2015 notes,” “2020 notes” and “2039 notes” refer to the 4.60% Notes due 2015, the 6.00% Notes due 2020 and the 6.50% Notes due 2039, respectively, issued by ConocoPhillips. The term “notes” refers to all three series of notes collectively.

About ConocoPhillips and ConocoPhillips Company

ConocoPhillips is an international, integrated energy company. Headquartered in Houston, Texas, ConocoPhillips had approximately 31,000 employees and $143 billion of assets as of March 31, 2009. ConocoPhillips has four core activities worldwide: exploration and production; petroleum refining, marketing, supply and transportation; natural gas gathering, processing and marketing; and chemicals and plastics production and distribution. In addition, ConocoPhillips is investing in several emerging businesses: power generation, bio-fuels, alternative energy and technology programs.

ConocoPhillips Company is a direct, wholly owned operating subsidiary of ConocoPhillips. In this prospectus supplement, we refer to ConocoPhillips Company as “CPCo.”

The Offering

Securities Offered	$1,500 million principal amount of 4.60% Notes due 2015

$1,000 million principal amount of 6.00% Notes due 2020

$500 million principal amount of 6.50% Notes due 2039

The 2039 notes constitute a further issuance of our 6.50% Notes due 2039, which were issued originally on February 3, 2009. The 2039 notes offered by this prospectus supplement and the previously issued 2039 notes will be treated as a single class of debt securities under the indenture described herein. Upon completion of this offering, $2,750 million in aggregate principal amount of 2039 notes will be outstanding.

Maturity Dates	January 15, 2015 for the 2015 notes

January 15, 2020 for the 2020 notes

February 1, 2039 for the 2039 notes

Interest Payment Dates	January 15 and July 15 of each year, commencing January 15, 2010 for the 2015 notes and 2020 notes

February 1 and August 1 of each year, commencing August 1, 2009 for the 2039 notes

Optional Redemption	ConocoPhillips may elect to redeem any or all of the notes of a series at any time in principal amounts of $2,000 or any integral multiple of $1,000 above that amount. ConocoPhillips will pay an amount equal to the principal amount of notes redeemed plus a make-whole premium. ConocoPhillips will also pay accrued but unpaid interest to the redemption date. Please read “Description of the Notes — Redemption.”

Guarantees	CPCo will fully and unconditionally guarantee on a senior unsecured basis the full and prompt payment of the principal of and any premium and interest on the notes, when and as it becomes due and payable, whether at maturity or otherwise.

Ranking	The notes will constitute senior unsecured debt of ConocoPhillips and will rank:

• equally with its senior unsecured debt from time to time outstanding;

• senior to its subordinated debt from time to time outstanding; and

• effectively junior to its secured debt and to all debt and other liabilities of its subsidiaries, other than CPCo, from time to time outstanding.

Covenants	We will issue the notes under an indenture containing covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:

• incur debt secured by liens;

• engage in sale/leaseback transactions; and

• merge, consolidate or transfer all or substantially all of our assets.

Lack of a Public Market for the Notes	There are no existing trading markets for the 2015 notes and 2020 notes. There can be no assurance regarding:

• any future development or liquidity of a trading market for any series of notes;

• your ability to sell your notes at all; or

• the prices at which you may be able to sell your notes.

Future trading prices of the notes will depend on many factors, including:

• prevailing interest rates;

• our operating results and financial condition; and

• the markets for similar securities.

We do not currently intend to apply for the listing of the notes on any securities exchange or for quotation of the notes in any dealer quotation system.

Use of Proceeds	We expect the net proceeds from the offering of the notes to be approximately $2,941 million, after deducting underwriting discounts and estimated expenses of the offering that we will pay. We expect to use the net proceeds to reduce outstanding commercial paper and for other general corporate purposes.

Further Issues	The 2039 notes constitute a further issuance of our 6.50% Notes due 2039, which were issued originally on February 3, 2009 in an aggregate principal amount of $2,250 million. Upon completion of this offering, $2,750 million in aggregate principal amount of 2039 notes will be outstanding. The 2015 notes will be limited initially to $1,500 million in aggregate principal amount and the 2020 notes will be limited initially to $1,000 million in aggregate principal amount. We may, however, “reopen” each series of notes and issue an unlimited principal amount of additional notes of that series in the future without the consent of the holders.

Governing Law	The notes will be governed by, and construed in accordance with, the laws of the State of New York.

USE OF PROCEEDS

We expect the net proceeds from the offering of the notes to be approximately $2,941 million, after deducting underwriting discounts and estimated expenses of the offering that we will pay. We expect to use the net proceeds to reduce outstanding commercial paper and for other general corporate purposes. As of May 14, 2009, the amount of commercial paper outstanding was $5,268 million with a weighted average interest rate of 0.33% per annum and a weighted average remaining maturity of approximately 20 days. For additional information about our commercial paper program, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources and Liquidity — Significant Sources of Capital — Commercial Paper and Credit Facilities” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents the historical ratio of earnings to fixed charges of ConocoPhillips for the three-month period ended March 31, 2009, and for each of the years in the five-year period ended December 31, 2008.

	Three Months
	Ended
	March 31,		Year Ended December 31,
	2009		2008		2007		2006		2005		2004

Ratio of Earnings to Fixed Charges:
ConocoPhillips	4.4	x	2.1	x	11.5	x	16.2	x	20.8	x	12.4	x

For purposes of this table, “earnings” consist of income from continuing operations before income taxes and minority interest, plus fixed charges (excluding capitalized interest but including amortization of amounts previously capitalized), less undistributed earnings of equity investees of ConocoPhillips. “Fixed charges” consist of interest (including capitalized interest) on all debt, amortization of debt discounts and expenses incurred on issuance, interest expenses relating to guaranteed debt of fifty-percent-or-less-owned companies and that portion of rental expense believed to represent interest.

DESCRIPTION OF THE NOTES

We have summarized selected provisions of each series of the notes below. The notes will be issued under the senior indenture, dated as of October 9, 2002, among ConocoPhillips, as issuer, CPCo, as guarantor, and The Bank of New York Mellon Trust Company, National Association, as trustee. Each series of the notes is a separate series of senior debt securities of ConocoPhillips described in the accompanying prospectus, and this summary supplements that description. We urge you to read that description for other provisions that may be important to you.

In this summary description of the notes, unless we state otherwise or the context clearly indicates otherwise, all references to ConocoPhillips mean ConocoPhillips only and all references to CPCo mean ConocoPhillips Company only.

General

The 2015 notes will mature on January 15, 2015 and will bear interest at 4.60% per year. The 2020 notes will mature on January 15, 2020 and will bear interest at 6.00% per year. Interest on the 2015 notes and the 2020 notes will accrue from May 21, 2009. In respect of the 2015 notes and 2020 notes, ConocoPhillips:

•	will pay interest semiannually on January 15 and July 15 of each year, commencing January 15, 2010; and

•	will pay interest to the person in whose name a note is registered at the close of business on the January 1 or July 1 preceding the interest payment date.

The 2039 notes constitute a further issuance of our 6.50% Notes due 2039, which were issued originally on February 3, 2009 (the “initial 2039 notes”). The 2039 notes offered by this prospectus supplement and the initial 2039 notes will be treated as a single class of debt securities under the indenture described herein, including for purposes of determining whether the required percentage of noteholders have given their approval or consent to an amendment or waiver or joined in directing the trustee to take certain actions on behalf of all noteholders. The 2039 notes offered hereby will have the same CUSIP number as the initial 2039 notes. After the consummation of this offering, $2,750 million in aggregate principal amount of 2039 notes will be outstanding and the 2039 notes offered hereby will represent approximately 18.0% of all 2039 notes issued and outstanding.

The 2039 notes will mature on February 1, 2039 and will bear interest at 6.50% per year. Interest on the 2039 notes will accrue from February 3, 2009. In respect of the 2039 notes, ConocoPhillips:

•	will pay interest semiannually on February 1 and August 1 of each year, commencing August 1, 2009; and

•	will pay interest to the person in whose name a note is registered at the close of business on the January 15 or July 15 preceding the interest payment date.

We intend to take the position that the sale of the 2039 notes offered hereby constitutes a qualified reopening (as defined under the applicable Treasury Regulations) of the initial 2039 notes. Consequently, for United States federal income tax purposes, we intend to treat the 2039 notes offered hereby as part of the same issue as the initial 2039 notes. Holders of the 2039 notes offered hereby should consult their tax advisors concerning the tax consequences of this treatment of the 2039 notes offered hereby.

In respect of each series of notes, ConocoPhillips:

•	will compute interest on the basis of a 360-day year consisting of twelve 30-day months;

•	will make payments on the notes at the offices of the trustee and any paying agent; and

•	may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the note register.

ConocoPhillips will issue the notes only in fully registered form, without coupons, in minimum denominations of $2,000 and any integral multiples of $1,000 above that amount.

ConocoPhillips issued the initial 2039 notes in an aggregate principal amount of $2,250 million and will issue the 2039 notes offered hereby in an aggregate principal amount of $500 million. The 2015 notes will be limited initially to $1,500 million in aggregate principal amount and the 2020 notes will be limited initially to $1,000 million in aggregate principal amount. We may, however, “reopen” each series of notes and issue an unlimited principal amount of additional notes of that series in the future without the consent of the holders. We may reopen a series of notes only if the additional notes issued will be fungible with the original notes of the series for United States federal income tax purposes.

Redemption

The notes will be redeemable at ConocoPhillips’ option, in whole or in part, at any time and from time to time, in principal amounts of $2,000 or any integral multiple of $1,000 above that amount for a redemption price equal to:

•	100% of the principal amount of the notes of that series to be redeemed; and

•	a premium equal to the amount, if any, by which the sum of the present values of the Remaining Scheduled Payments on the notes being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points for the 2015 notes and 50 basis points for the 2020 notes and the 2039 notes, exceeds the principal amount of the notes to be redeemed.

In each case, ConocoPhillips will pay accrued but unpaid interest to the redemption date.

“Treasury Rate” means the rate per year equal to:

•	the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue; provided that if no maturity is within three months before or after the maturity date for the applicable series of notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight-line basis rounding to the nearest month; or

•	if that release, or any successor release, is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the applicable series of notes. “Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint.

“Comparable Treasury Price” means (a) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means (a) for purposes of the 2015 notes and 2020 notes, each of Citigroup Global Markets Inc. (and its successors), Deutsche Bank Securities Inc. (and its successors) and RBS Securities Inc. (and its successors) and (b) for purposes of the 2039 notes, each of Banc of America Securities

LLC (and its successors), Barclays Capital Inc. (and its successors) and Credit Suisse Securities (USA) LLC (and its successors) and, in each case, one other nationally recognized investment banking firm that is a primary U.S. Government securities dealer specified from time to time by us. If, however, any of them shall cease to be a primary U.S. Government securities dealer, we will substitute another nationally recognized investment banking firm that is such a dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer as of 3:30 p.m., New York time, on the third business day preceding the redemption date.

“Remaining Scheduled Payments” means the remaining scheduled payments of the principal of and interest on each note to be redeemed that would be due after the related redemption date but for such redemption. If the redemption date is not an interest payment date with respect to the note being redeemed, the amount of the next succeeding scheduled interest payment on the note will be reduced by the amount of interest accrued thereon to that redemption date.

We will mail notice of a redemption not less than 30 days nor more than 60 days before the redemption date to holders of notes to be redeemed.

If ConocoPhillips redeems less than all the notes of a series, the trustee will select the particular notes of the series to be redeemed pro rata, by lot or by another method the trustee deems fair and appropriate. Unless there is a default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Except as described above, the notes will not be redeemable by ConocoPhillips prior to maturity and will not be entitled to the benefit of any sinking fund or mandatory redemption provisions.

Ranking

The notes will constitute senior unsecured debt of ConocoPhillips and will rank equally with each other series of notes and with ConocoPhillips’ other senior unsecured debt from time to time outstanding; senior to its subordinated debt from time to time outstanding; and effectively junior to its secured debt and to all debt and other liabilities of its subsidiaries, other than CPCo, from time to time outstanding. CPCo’s guarantees will rank equally with all of its other unsecured and unsubordinated debt from time to time outstanding.

As of March 31, 2009, as adjusted to give effect to the issuance of the notes and the application of the net proceeds as described under “Use of Proceeds,” ConocoPhillips would have had an aggregate of approximately $29.4 billion of consolidated long-term debt. A substantial portion of such debt would have been either issued or guaranteed by ConocoPhillips, CPCo or both on a basis that would have ranked equally in right of payment with the notes and the related guarantees.

Paying Agents and Transfer Agents

The trustee will be appointed as paying agent and transfer agent for the notes. Payments on the notes will be made in U.S. dollars at the office of the trustee and any paying agent. At our option, however, payments may be made by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the security register.

Other

We will make all payments on the notes without withholding or deducting any taxes or other governmental charges imposed by a United States jurisdiction, unless we are required to do so by applicable law. A holder of the notes may, however, be subject to U.S. federal income taxes, and taxes may be withheld on certain payments on the notes, as described under the caption “Certain United States Federal Tax

Considerations for Non-U.S. Holders.” If we are required to withhold taxes, we will not pay any additional, or gross up, amounts with respect to the withholding or deduction.

We may at any time purchase notes on the open market or otherwise at any price. We will surrender all notes that we redeem or purchase to the trustee for cancellation. We may not reissue or resell any of these notes.

Book-Entry Delivery and Settlement

Global Notes

We will issue the notes of each series in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking, société anonyme, Luxembourg (“Clearstream”), or Euroclear Bank S.A./N.V. (the “Euroclear Operator”), as operator of the Euroclear System (in Europe) (“Euroclear”), either directly if they are participants of such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC. Citibank, N.A. will act as the U.S. depositary for Clearstream, and JPMorgan Chase Bank, N.A. will act as the U.S. depositary for Euroclear.

DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•	DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries.

•	Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of ConocoPhillips, CPCo, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•	ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

None of ConocoPhillips, CPCo, the underwriters nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear

Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by the global notes upon surrender by DTC of the global notes if:

•	DTC notifies us that it is no longer willing or able to act as a depositary for the global notes, and we have not appointed a successor depositary within 90 days of that notice;

•	an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or

•	we determine not to have the notes represented by a global note.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax considerations relating to the ownership and disposition of the notes by an entity that is a foreign corporation as to the United States, within the meaning of Section 7701(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), or by an individual who is not a citizen or resident of the United States, within the meaning of Section 7701(b) of the Internal Revenue Code (a “nonresident alien”). This summary deals only with holders that purchase notes in the initial offering at their issue price (i.e., the first price at which a substantial amount of notes are sold for cash to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and that hold such notes as capital assets. An organization that is a partnership for United States federal income tax purposes should consult with its own tax advisor as to the United States federal tax considerations that are applicable to it and to its partners.

Such summary, which does not purport to be a complete analysis of all the relevant tax considerations, is based upon the provisions of the Internal Revenue Code, regulations, rulings and judicial decisions as of the date of this prospectus supplement. These authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made in the following summary, and we cannot assure you that the IRS will agree with such statements.

Under the portfolio interest exemption, interest income on a note that you receive will not be subject to United States federal income tax or withholding tax if you are a foreign corporation or a nonresident alien and the interest is not effectively connected with the conduct of a trade or business in the United States by you and you:

•	do not own, actually or constructively, within the meaning of Section 871(h)(3)(C) of the Internal Revenue Code, 10 percent or more of the total combined voting power of all classes of the stock of ConocoPhillips;

•	are not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Internal Revenue Code;

•	are not a controlled foreign corporation that is related, within the meaning of Section 864(d)(4) of the Internal Revenue Code, to ConocoPhillips; and

•	provide the United States person who would otherwise be required to withhold tax from the interest with a statement (which meets the requirements of Section 871(h)(5) of the Internal Revenue Code and must be provided under penalties of perjury) that the beneficial owner of the note is not a United States person.

If the portfolio interest exemption is not available with respect to interest on a note, then such interest may be subject to such United States federal income and withholding tax at a rate of 30 percent. To claim an exemption from (or reduction in) withholding under the benefits of an applicable income tax treaty, you must provide a properly completed IRS Form W-8BEN.

Interest on a note that is effectively connected with the conduct of a trade or business in the United States by a holder of a note who is a foreign corporation or a nonresident alien is not subject to withholding if such a holder provides a properly completed IRS Form W-8ECI. However, such a holder will generally be subject to United States income tax on such interest on a net income basis at rates applicable to a United States person, and a holder who is a foreign corporation may also be subject to the United States branch profits tax in respect of such interest.

You generally will not be subject to United States federal income tax on any gain realized on the sale, exchange, redemption or other disposition of a note unless the gain is effectively connected with your conduct of a trade or business in the United States or you are an individual who is present in the United States for 183 days or more in the taxable year in which the sale, exchange, redemption or other disposition occurs and certain other conditions are met.

The interest on a note will generally be reported to the IRS on IRS Form 1042-S. Neither information reporting on IRS Form 1099 nor backup withholding will apply to principal or interest payments or to amounts received on the sale, exchange or redemption of a note if an IRS Form W-8BEN is provided to us or other appropriate person and if, in the case of amounts received on the sale, exchange or redemption of a note, certain other information is provided. However, the exemption from backup withholding and information reporting requirements does not apply if the withholding agent or an intermediary knows or has reason to know that such exemption is not available to you.

Notes that are owned by an individual at the time of his or her death will, if such individual is not a citizen of the United States or resident of the United States for United States federal estate tax purposes at that time, not be subject to United States federal estate tax if the interest income on the notes would be eligible at that time for the portfolio interest exemption if a statement meeting the requirements of Section 871(h)(5) of the Internal Revenue Code were provided.

This summary of certain United States federal tax considerations is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal tax laws to your particular situation as well as any tax consequences under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

UNDERWRITING

We and the underwriters for the offering named below, for whom Citigroup Global Markets Inc., Deutsche Bank Securities Inc., RBS Securities Inc., Banc of America Securities LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are acting as representatives, have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table at the public offering prices, less the underwriting discounts, set forth on the cover page of this prospectus supplement.

	Principal Amount	Principal Amount	Principal Amount
Underwriter	of 2015 Notes	of 2020 Notes	of 2039 Notes

Citigroup Global Markets Inc.	$171,300,000	$114,200,000	$57,100,000
Deutsche Bank Securities Inc.	171,300,000	114,200,000	57,100,000
RBS Securities Inc.	171,300,000	114,200,000	57,100,000
Banc of America Securities LLC	171,300,000	114,200,000	57,100,000
Barclays Capital Inc.	171,300,000	114,200,000	57,100,000
Credit Suisse Securities (USA) LLC	171,300,000	114,200,000	57,100,000
J.P. Morgan Securities Inc.	171,300,000	114,200,000	57,100,000
DnB NOR Markets, Inc.	127,650,000	85,100,000	42,550,000
Mitsubishi UFJ Securities (USA), Inc.	34,125,000	22,750,000	11,375,000
SG Americas Securities, LLC	34,125,000	22,750,000	11,375,000
BNP Paribas Securities Corp.	15,000,000	10,000,000	5,000,000
Calyon Securities (USA) Inc.	15,000,000	10,000,000	5,000,000
Daiwa Securities America Inc.	15,000,000	10,000,000	5,000,000
HSBC Securities (USA) Inc.	15,000,000	10,000,000	5,000,000
ING Financial Markets LLC	15,000,000	10,000,000	5,000,000
Mizuho Securities USA Inc.	15,000,000	10,000,000	5,000,000
UBS Securities LLC	15,000,000	10,000,000	5,000,000

Total	$1,500,000,000	$1,000,000,000	$500,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

The underwriters propose to offer the notes of each series directly to the public at the applicable public offering price set forth on the cover page of this prospectus supplement and may offer the notes to certain dealers at that public offering price less a concession not in excess of:

•	0.20% of the principal amount in the case of the 2015 notes;

•	0.30% of the principal amount in the case of the 2020 notes; and

•	0.45% of the principal amount in the case of the 2039 notes.

The underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of:

•	0.15% of the principal amount in the case of the 2015 notes;

•	0.15% of the principal amount in the case of the 2020 notes; and

•	0.25% of the principal amount in the case of the 2039 notes.

After the initial offering of the notes to the public, the representatives may change the public offering prices and concessions.

The notes are new issues of securities with no established trading markets. We have been advised by the underwriters that the underwriters intend to make a market in each series of the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading markets for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market prices of the notes. As a result, the prices of the notes may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of such Act does not apply to ConocoPhillips or CPCo and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998, as amended (the “FIEL”)) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in the paragraph, a resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed for or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters have from time to time provided, and in the future may provide, certain investment banking and financial advisory services to us and our affiliates, for which they have received, and in the future would receive, customary fees.

Daiwa Securities America Inc. (“DSA”) has entered into an agreement with SMBC Securities, Inc. (“SMBCSI”) pursuant to which SMBCSI provides certain advisory and/or other services to DSA, including services with respect to this offering. In return for the provision of such services by SMBCSI to DSA, DSA will pay to SMBCSI a mutually agreed-upon fee.

LEGAL MATTERS

Michael L. Riggs, Esq., our Managing Counsel, and Bracewell & Giuliani LLP, Houston, Texas, our outside counsel, will issue opinions about certain legal matters in connection with the offering of the notes for us. Cravath, Swaine & Moore LLP, New York, New York, will issue an opinion about certain legal matters in connection with the offering for the underwriters. Cravath, Swaine & Moore LLP represents us from time to time in connection with various matters.

PROSPECTUS

ConocoPhillips Subordinated Debt Securities Common Stock Preferred Stock Warrants Depositary Shares Stock Purchase Contracts or Units Prepaid Stock Purchase Contracts	ConocoPhillips Senior Debt Securities guaranteed as described in this prospectus by ConocoPhillips Company	ConocoPhillips Trust I ConocoPhillips Trust II Trust Preferred Securities guaranteed as described in this prospectus by ConocoPhillips

We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. ConocoPhillips common stock is traded on the New York Stock Exchange under the trading symbol “COP.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 26, 2009

ABOUT THIS PROSPECTUS

This prospectus is part of a joint registration statement that we have filed with the U.S. Securities and Exchange Commission using a “shelf” registration process. Using this process, we may offer any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

ABOUT CONOCOPHILLIPS

ConocoPhillips is an international, integrated energy company. ConocoPhillips has four core activities worldwide: exploration and production; petroleum refining, marketing, supply and transportation; natural gas gathering, processing and marketing; and chemicals and plastics production and distribution. In addition, ConocoPhillips is investing in several emerging businesses: power generation, bio-fuels, alternative energy and technology programs. ConocoPhillips’ principal executive office is located at 600 North Dairy Ashford, Houston, Texas 77079, telephone (281) 293-1000.

ABOUT CONOCOPHILLIPS COMPANY

ConocoPhillips Company is a direct, wholly owned subsidiary of ConocoPhillips. Its principal executive offices are located at 600 North Dairy Ashford, Houston, Texas 77079, telephone (281) 293-1000. In this prospectus, we refer to ConocoPhillips Company as “CPCo.”

ABOUT THE CONOCOPHILLIPS TRUSTS

ConocoPhillips has formed two Delaware statutory trusts, ConocoPhillips Trust I and ConocoPhillips Trust II, to raise capital for ConocoPhillips by issuing preferred securities under this prospectus and investing the proceeds in debt securities issued by ConocoPhillips. Unless we inform you otherwise in the prospectus supplement relating to an offering of trust preferred securities, each trust will exist solely for the purposes of:

•	issuing and selling its trust preferred securities and trust common securities;

•	investing the proceeds from the sale of those securities in a specific series of ConocoPhillips’ debt securities; and

•	engaging in only such other activities as are necessary or incidental to issuing its securities and purchasing and holding ConocoPhillips’ debt securities.

The trust preferred securities and the trust common securities of each trust will represent undivided beneficial interests in the assets of that trust. ConocoPhillips will directly or indirectly own all of the common securities of each trust. The common securities of each trust will represent an aggregate liquidation amount equal to at least three percent of the total capital of that trust. The common securities of each trust will rank equally with, and each trust will make payments on its common securities in proportion to, the trust preferred securities it issues. If, however, an event of default occurs under the declaration of trust of any of the trusts, including a default under the related series of ConocoPhillips’ debt securities, ConocoPhillips’ right to payments on the common securities of that trust will be subordinated to your rights as holder of its trust preferred securities.

The business and affairs of each trust will be conducted by its trustees. As the holder of the common securities of each trust, ConocoPhillips is entitled, except in limited circumstances, to appoint, and may remove or replace, the trustees. ConocoPhillips may increase or decrease the number of trustees for each trust, but each trust must have at least three trustees.

The duties and obligations of the trustees of each trust are governed by its declaration of trust. Prior to the issuance of any trust preferred securities by a trust, we will ensure that at least one of ConocoPhillips’ officers, employees or affiliates acts as regular trustee and that a financial institution unaffiliated with us acts as property trustee and indenture trustee for purposes of the Trust Indenture Act of 1939. In addition, unless the property trustee of a trust maintains a principal place of business in Delaware and meets the other requirements of applicable law, another trustee of that trust will have its principal place of business or reside in Delaware. We will appoint The Bank of New York Mellon Trust Company, N.A. to serve as property trustee for the trusts and BNY Mellon Trust of Delaware to serve as Delaware trustee for the trusts.

ConocoPhillips will pay all of the fees and expenses of each trust, including those related to any offering of trust preferred securities. In addition, ConocoPhillips will provide a guarantee with respect to each series of trust preferred securities issued by a trust under which ConocoPhillips will unconditionally and irrevocably agree to make certain payments to the holders of that series of trust preferred securities. That guarantee may, however, be subject to applicable subordination provisions and will apply only when the relevant trust has sufficient immediately available funds but fails to make the payments.

We will provide further information about the trusts in the prospectus supplement relating to an offering of trust preferred securities.

The principal office of each trust is c/o ConocoPhillips, 600 North Dairy Ashford, Houston, Texas 77079, telephone (281) 293-1000.

WHERE YOU CAN FIND MORE INFORMATION

ConocoPhillips files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information ConocoPhillips has filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about ConocoPhillips at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. CPCo and the trusts do not file separate reports, proxy statements or other information with the SEC under the Securities Exchange Act of 1934.

This prospectus is part of a joint registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

The SEC allows us to “incorporate by reference” the information ConocoPhillips has filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that ConocoPhillips files with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings ConocoPhillips makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of this offering. The documents we incorporate by reference are:

•	ConocoPhillips’ Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC on February 25, 2009;

•	ConocoPhillips’ Current Reports on Form 8-K as filed with the SEC on January 16, 2009 and February 3, 2009, in each case other than information furnished under Item 2.02 or 7.01 of Form 8-K;

•	ConocoPhillips’ proxy statement for the 2008 annual meeting of stockholders filed with the SEC on April 2, 2008; and

•	the description of ConocoPhillips common stock (including the related preferred share purchase rights) contained in ConocoPhillips’ Current Report on Form 8-K as filed with the SEC on August 30, 2002, as that description may be updated from time to time.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any document incorporated by reference into this prospectus, other than exhibits to any such document not specifically described above by oral request or by written request at the following address:

ConocoPhillips
Shareholder Relations Department
P. O. Box 2197
Houston, Texas 77079-2197
Telephone: (281) 293-6800

You should rely only on the information contained or incorporated by reference in this prospectus, the prospectus supplement and any pricing supplement. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus, the prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus, the prospectus supplement and any pricing supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

FORWARD-LOOKING INFORMATION

This prospectus, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by the words “expects,” “anticipates,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions.

We have based the forward-looking statements relating to ConocoPhillips’ operations on its current expectations, estimates and projections about ConocoPhillips and the industries in which it operates in general. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, ConocoPhillips’ actual outcomes and results may differ materially from what we have expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors, including the following:

•	fluctuations in crude oil, natural gas and natural gas liquids prices, refining and marketing margins and margins for ConocoPhillips’ chemicals business;

•	potential failure or delays in achieving expected reserve or production levels from existing and future oil and gas development projects due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reserves and oil and gas reservoir performance;

•	unsuccessful exploratory drilling activities or the inability to obtain access to exploratory acreage;

•	failure of new products and services to achieve market acceptance;

•	unexpected changes in costs or technical requirements for constructing, modifying or operating facilities for exploration and production, manufacturing, refining or transportation projects;

•	unexpected technological or commercial difficulties in manufacturing, refining or transporting ConocoPhillips’ products, including synthetic crude oil and chemicals products;

•	lack of, or disruptions in, adequate and reliable transportation for ConocoPhillips’ crude oil, natural gas, natural gas liquids, liquefied natural gas and refined products;

•	inability to timely obtain or maintain permits, including those necessary for construction of liquefied natural gas terminals or regasification facilities, or refinery projects; comply with government regulations; or make capital expenditures required to maintain compliance;

•	failure to complete definitive agreements and feasibility studies for, and to timely complete construction of, announced and future exploration and production, liquefied natural gas or refinery and transportation projects;

•	potential disruption or interruption of ConocoPhillips’ operations due to accidents, extraordinary weather events, civil unrest, political events or terrorism;

•	international monetary conditions and exchange controls;

•	substantial investment or reduced demand for products as a result of existing or future environmental rules and regulations;

•	liability for remedial actions, including removal and reclamation obligations, under environmental regulations;

•	liability resulting from litigation;

•	general domestic and international economic and political developments, including: armed hostilities; expropriation of assets; changes in governmental policies relating to crude oil, natural gas, natural gas liquids or refined product pricing, regulation, or taxation; other political, economic or diplomatic developments; and international monetary fluctuations;

•	changes in tax and other laws, regulations (including alternative energy mandates) or royalty rules applicable to ConocoPhillips’ business;

•	limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets;

•	inability to obtain economical financing for projects, construction or modification of facilities and general corporate purposes;

•	the operation and financing of ConocoPhillips’ midstream and chemicals joint ventures; and

•	the factors generally described in the “Risk Factors” section in ConocoPhillips’ most recent annual report on Form 10-K and quarterly reports on Form 10-Q.

USE OF PROCEEDS

Unless we inform you otherwise in the prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including repayment or refinancing of debt, acquisitions, working capital, capital expenditures and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of other short-term indebtedness. Each trust will use all the proceeds received from the sale of its trust preferred securities and trust common securities to purchase debt securities issued by ConocoPhillips.

RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

The following table presents the historical ratio of earnings to fixed charges of ConocoPhillips for each of the years in the five-year period ended December 31, 2008. ConocoPhillips had no preferred stock outstanding for any period presented, and accordingly its ratio of earnings to combined fixed charges and preferred stock dividends is the same as its ratio of earnings to fixed charges.

	Year Ended December 31
	2008		2007		2006		2005		2004

Ratio of Earnings to Fixed Charges:
ConocoPhillips	2.1	x	11.5	x	16.2	x	20.8	x	12.4x

For purposes of this table, “earnings” consist of income from continuing operations before income taxes and minority interest, plus fixed charges (excluding capitalized interest but including amortization of amounts previously capitalized), less undistributed earnings of equity investees of ConocoPhillips. “Fixed charges” consist of interest (including capitalized interest) on all debt, amortization of debt discounts and expenses incurred on issuance, interest expenses relating to guaranteed debt of fifty-percent-or-less-owned companies and that portion of rental expense believed to represent interest.

DESCRIPTION OF THE DEBT SECURITIES

The debt securities of ConocoPhillips covered by this prospectus will be ConocoPhillips’ general unsecured obligations. ConocoPhillips will issue senior debt securities fully and unconditionally guaranteed by CPCo on a senior unsecured basis under an indenture, dated as of October 9, 2002, among ConocoPhillips, as issuer, CPCo, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee. We refer to this indenture as the senior indenture. ConocoPhillips will issue subordinated debt securities under an indenture to be entered into between ConocoPhillips and The Bank of New York Mellon Trust Company, N.A., as trustee. We refer to this indenture as the subordinated indenture. We refer to the senior indenture and the subordinated indenture collectively as the indentures. The indentures will be substantially identical, except for provisions relating to subordination and covenants.

We have summarized material provisions of the indentures, the debt securities and the guarantees below. This summary is not complete. We have filed the senior indenture and the form of subordinated indenture with the SEC as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you.

In this summary description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to ConocoPhillips mean ConocoPhillips only and all references to CPCo mean ConocoPhillips Company only.

Provisions Applicable to Each Indenture

General.  Neither indenture limits the amount of debt securities that may be issued under that indenture, and neither limits the amount of other unsecured debt or securities that ConocoPhillips may issue. ConocoPhillips may issue debt securities under the indentures from time to time in one or more series, each in an amount authorized prior to issuance. ConocoPhillips’ 4.75% Notes due 2012, 4.40% Notes due 2013, 4.75% Notes due 2014, 5.20% Notes due 2018, 5.75% Notes due 2019, 5.90% Notes due 2032, 5.90% Notes due 2038 and 6.50% Notes due 2039 are outstanding under the senior indenture, and no securities are outstanding under the subordinated indenture.

ConocoPhillips conducts substantially all its operations through subsidiaries, and those subsidiaries generate substantially all its operating income and cash flow. As a result, distributions or advances from those subsidiaries are the principal source of funds necessary to meet the debt service obligations of ConocoPhillips. Contractual provisions or laws, as well as the subsidiaries’ financial condition and operating requirements, may limit the ability of ConocoPhillips to obtain cash from its subsidiaries that it requires to pay its debt service obligations, including any payments required to be made under the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors of the subsidiaries of ConocoPhillips on their assets and earnings.

Other than the restrictions contained in the senior indenture on liens and sale/leaseback transactions described below under “— Provisions Applicable Solely to Senior Debt Securities — Restrictive Covenants,” neither indenture contains any covenants or other provisions designed to protect holders of the debt securities in the event ConocoPhillips participates in a highly leveraged transaction or upon a change of control. The indentures also do not contain provisions that give holders the right to require ConocoPhillips to repurchase their securities in the event of a decline in ConocoPhillips’ credit ratings for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.

Terms.  The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether the debt securities will be senior or subordinated debt securities;

•	the price at which we will issue the debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	whether the debt securities will be issued in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	any right to extend or defer the interest payment periods and the duration of the extension;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for optional redemption or early repayment;

•	any provisions that would require the redemption, purchase or repayment of debt securities;

•	the denominations in which the debt securities will be issued;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities of ConocoPhillips or any other entity;

•	with respect to the subordinated indenture, any changes to the subordination provisions for the subordinated debt securities; and

•	any other terms of the debt securities not inconsistent with the applicable indenture.

ConocoPhillips may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If ConocoPhillips sells these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

If ConocoPhillips sells any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Subsequent Distribution to Holders of Trust Securities.  If ConocoPhillips issues debt securities to a ConocoPhillips trust in connection with the issuance of trust preferred securities and trust common securities by that trust, those debt securities subsequently may be distributed to the holders of those securities either:

•	upon the dissolution of the trust; or

•	upon the occurrence of events that we will describe in the prospectus supplement.

Consolidation, Merger and Sale of Assets.  The indentures generally permit a consolidation or merger involving ConocoPhillips or, with respect to the senior indenture, CPCo. They also permit ConocoPhillips or CPCo, as applicable, to lease, transfer or dispose of all or substantially all of its assets. Each of ConocoPhillips and, with respect to the senior indenture, CPCo has agreed, however, that it will not consolidate with or merge into any entity (other than, with respect to the senior indenture, ConocoPhillips or CPCo, as applicable) or lease, transfer or dispose of all or substantially all of its assets to any entity (other than, with respect to the senior indenture, ConocoPhillips or CPCo, as applicable) unless:

•	it is the continuing corporation; or

•	if it is not the continuing corporation, the resulting entity or transferee is organized and existing under the laws of any United States jurisdiction and assumes the performance of its covenants and obligations under the indentures and, in the case of ConocoPhillips, the due and punctual payments on the debt securities or, in the case of CPCo with respect to senior debt securities, the performance of the related guarantees; and

•	in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction.

Upon any such consolidation, merger or asset lease, transfer or disposition involving ConocoPhillips or, with respect to the senior indenture, CPCo, the resulting entity or transferee will be substituted for ConocoPhillips or CPCo, as applicable, under the applicable indenture and debt securities. In the case of an asset transfer or disposition other than a lease, ConocoPhillips or CPCo, as applicable, will be released from the applicable indenture.

Events of Default.  Unless we inform you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

•	failure to pay interest on that series of debt securities for 30 days when due;

•	failure to pay principal of or any premium on that series of debt securities when due;

•	failure to redeem or purchase debt securities of that series for 30 days when required;

•	failure to comply with any covenant or agreement in that series of debt securities or the applicable indenture (other than an agreement or covenant that has been included in the indenture solely for the benefit of other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;

•	specified events involving bankruptcy, insolvency or reorganization of ConocoPhillips and, with respect to senior debt securities, CPCo; and

•	any other event of default provided for that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default or event of default (except in any payment on the debt securities) if the trustee considers it in the interest of the holders of the debt securities to do so.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities to be due and payable. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement. If debt securities are issued to a ConocoPhillips trust, the related declaration of trust may require that any rescission be subject to the consent of the holders of the trust preferred securities and trust common securities issued by that trust.

A holder of a debt security of any series issued under an indenture may pursue any remedy under that indenture only if:

•	the holder gives the trustee written notice of a continuing event of default with respect to that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense;

•	the trustee does not comply with the request within 60 days after receipt of the request and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; and

•	exercising any trust or power conferred on the trustee relating to or arising as a result of an event of default.

The senior indenture requires ConocoPhillips and CPCo, and the subordinated indenture requires ConocoPhillips, to file each year with the trustee a written statement as to their compliance with the covenants contained in the applicable indenture.

Modification and Waiver.  Each indenture may be amended or supplemented if the holders of a majority in principal amount of the outstanding debt securities of all series issued under that indenture that are affected by the amendment or supplement (acting as one class) consent to it. Without the consent of the holder of each debt security affected, however, no modification may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on the debt security;

•	reduce the principal of the debt security or change its stated maturity;

•	reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

•	change any obligation to pay additional amounts on the debt security;

•	make payments on the debt security payable in currency other than as originally stated in the debt security;

•	impair the holder’s right to institute suit for the enforcement of any payment on or with respect to the debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security; or

•	waive a continuing default or event of default regarding any payment on the debt securities.

Each indenture may be amended or supplemented or any provision of that indenture may be waived without the consent of any holders of debt securities issued under that indenture in certain circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of the obligations under the indenture of ConocoPhillips or, with respect to the senior indenture, CPCo by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for, any guarantees of or any additional obligors on any series of debt securities or, with respect to the senior indenture, the related guarantees;

•	to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights ConocoPhillips or, with respect to the senior indenture, CPCo has under the indenture;

•	to add events of default with respect to any debt securities; and

•	to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect.

The holders of a majority in principal amount of the outstanding debt securities of any series (or, in some cases, of all debt securities issued under the applicable indenture, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Defeasance.  When we use the term defeasance, we mean discharge from some or all of our obligations under the indentures. If any combination of funds or government securities are deposited with the trustee under an indenture sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due and payable, then, at ConocoPhillips’ option, either of the following will occur:

•	ConocoPhillips and, with respect to the senior indenture, CPCo will be discharged from its or their obligations with respect to the debt securities of that series and, if applicable, the related guarantees (“legal defeasance”); or

•	ConocoPhillips and, with respect to the senior indenture, CPCo will no longer have any obligation to comply with the restrictive covenants, the merger covenant and other specified covenants under the applicable indenture, and the related events of default will no longer apply (“covenant defeasance”).

If a series of debt securities is defeased, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, the obligation of ConocoPhillips to pay principal, premium and interest on the debt securities and, if applicable, CPCo’s guarantees of the payments will also survive.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service or a change in law to that effect.

Governing Law.  New York law will govern the indentures and the debt securities.

Trustee.  The Bank of New York Mellon Trust Company, N.A. is the trustee under the senior indenture and will be the trustee under the subordinated indenture. The Bank of New York Mellon serves as trustee or custodian relating to a number of series of debt, trust preferred securities and other long-term repayment obligations of ConocoPhillips and its subsidiaries as of December 31, 2008. The Bank of New York Mellon and its affiliates perform certain commercial banking services for us for which they receive customary fees and are lenders under various outstanding credit facilities of subsidiaries of ConocoPhillips.

If an event of default occurs under an indenture and is continuing, the trustee under that indenture will be required to use the degree of care and skill of a prudent person in the conduct of that person’s own affairs. The trustee will become obligated to exercise any of its powers under that indenture at the request of any of the holders of any debt securities issued under that indenture only after those holders have offered the trustee indemnity satisfactory to it.

Each indenture contains limitations on the right of the trustee, if it becomes a creditor of ConocoPhillips or, if applicable, CPCo, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with ConocoPhillips and, if applicable, CPCo. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the applicable indenture, unless the default has been cured, waived or otherwise eliminated within the 90-day period.

Form, Exchange, Registration and Transfer.  The debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any transfer tax or similar governmental charge payable for that registration may be required.

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent ConocoPhillips designates. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met.

The trustee will be appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents ConocoPhillips initially designates, ConocoPhillips may at any time rescind that designation or approve a change in the location through which any transfer agent acts. ConocoPhillips is required to maintain an office or agency for transfers and exchanges in each place of payment. ConocoPhillips may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption, ConocoPhillips will not be required to register the transfer or exchange of:

•	any debt security during a period beginning 15 business days prior to the mailing of the relevant notice of redemption or repurchase and ending on the close of business on the day of mailing of such notice; or

•	any debt security that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents.  Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee and any paying agent. At ConocoPhillips’ option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, interest payments may be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture.

ConocoPhillips may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the following business day. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” is any day that is not a Saturday, a Sunday or a day on which banking institutions in any of New York, New York; Houston, Texas or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Book-Entry Debt Securities.  The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Provisions Applicable Solely to Senior Debt Securities

Ranking.  The senior debt securities will constitute senior debt of ConocoPhillips and will rank equally with all of its unsecured and unsubordinated debt from time to time outstanding.

Guarantee.  CPCo will fully and unconditionally guarantee on a senior unsecured basis the full and prompt payment of the principal of and any premium and interest on the senior debt securities issued by ConocoPhillips when and as the payment becomes due and payable, whether at maturity or otherwise. The guarantees provide that in the event of a default in the payment of principal of or any premium or interest on a senior debt security, the holder of that debt security may institute legal proceedings directly against CPCo to enforce the guarantees without first proceeding against ConocoPhillips. The guarantees will rank equally with all of CPCo’s other unsecured and unsubordinated debt from time to time outstanding.

Restrictive Covenants.  ConocoPhillips has agreed to two principal restrictions on its activities for the benefit of holders of the senior debt securities. The restrictive covenants summarized below will apply to a series of senior debt securities (unless waived or amended) as long as any of those debt securities are outstanding, unless the prospectus supplement for the series states otherwise. We have used in this summary description capitalized terms that we have defined below under “— Glossary.”

Limitation on Liens

ConocoPhillips has agreed that it and its Principal Domestic Subsidiaries will issue, assume or guarantee Debt for borrowed money secured by a lien upon a Principal Property or shares of stock or Debt of any Principal Domestic Subsidiary only if the outstanding senior debt securities are secured equally and ratably with or prior to the Debt secured by that lien. If the senior debt securities are so secured, ConocoPhillips has the option to secure any of its and its Subsidiaries’ other Debt or obligations equally and ratably with or prior to the Debt secured by the lien and, accordingly, equally and ratably with the senior debt securities. This covenant has exceptions that permit:

(a) liens existing on the date ConocoPhillips first issues a series of senior debt securities under the senior indenture;

(b) liens on the property, assets, stock, equity or Debt of any entity existing at the time ConocoPhillips or a Subsidiary acquires that entity or its property or at the time the entity becomes a Subsidiary or a Principal Domestic Subsidiary;

(c) liens on assets either:

•	existing at the time of acquisition of the assets,

•	securing all or part of the cost of acquiring, constructing, improving, developing or expanding the assets, or

•	securing Debt incurred to finance all or part of the purchase price of the assets or the cost of constructing, improving, developing or expanding the assets that was incurred before, at the time of or within two years after the later of the acquisition, the completion of construction, improvement, development or expansion or the commencement of commercial operation of the assets;

(d) liens on specific assets to secure Debt incurred to provide funds for the cost of exploration, drilling or development of those assets;

(e) intercompany liens;

(f) liens securing industrial development, pollution control or other revenue bonds of a domestic government entity;

(g) liens on personal property, other than shares of stock or debt of any Principal Domestic Subsidiary, securing loans maturing in less than one year;

(h) liens on a Principal Property arising in connection with the sale of accounts receivable resulting from the sale of oil or gas at the wellhead;

(i) statutory or other liens arising in the ordinary course of business and relating to amounts that are not yet delinquent or are being contested in good faith; and

(j) any extensions, substitutions, replacements or renewals of the above-described liens or any Debt secured by these liens if both:

•	the new lien is limited to the property (plus any improvements) secured by the original lien, and

•	the amount of Debt secured by the new lien and not otherwise permitted does not materially exceed the amount of Debt refinanced plus any premium or fee payable in connection with any such extension, substitution, replacement or renewal.

In addition, without securing the senior debt securities as described above, ConocoPhillips and its Principal Domestic Subsidiaries may issue, assume or guarantee Debt that this covenant would otherwise restrict in a total principal amount that, when added to all other outstanding Debt of ConocoPhillips and its Principal Domestic Subsidiaries that this covenant would otherwise restrict and the total amount of Attributable Debt outstanding for Sale/Leaseback Transactions, does not exceed a “basket” equal to 10% of Consolidated Adjusted Net Assets. When calculating this total principal amount, we exclude from the calculation Attributable Debt from Sale/Leaseback Transactions in connection with which ConocoPhillips or a Subsidiary has purchased property or retired or defeased Debt as described in clause (b) below under “Limitation on Sale/Leaseback Transactions.”

The following types of transactions do not create “Debt” secured by “liens” within the meaning of this covenant:

(a) the sale or other transfer of either:

•	oil, gas or other minerals in place for a period of time until, or in an amount such that, the purchaser will realize from those minerals a specified amount of money or a specified amount of those minerals, or

•	any other interest in property commonly referred to as a “production payment”; and

(b) the mortgage or pledge of any property of ConocoPhillips or a Subsidiary in favor of the United States, any state of the United States or any department, agency or instrumentality of either, to secure payments under any contract or statute.

Limitation on Sale/Leaseback Transactions

ConocoPhillips has agreed that it and any of its Principal Domestic Subsidiaries will enter into a Sale/Leaseback Transaction only if at least one of the following applies:

(a) ConocoPhillips or that Principal Domestic Subsidiary could incur Debt in a principal amount equal to the Attributable Debt for that Sale/Leaseback Transaction and, without violating the “Limitation on Liens” covenant, could secure that Debt by a lien on the property to be leased without equally and ratably securing the senior debt securities.

(b) Within the period beginning one year before the closing of the Sale/Leaseback Transaction and ending one year after the closing, ConocoPhillips or any Subsidiary applies the net proceeds of the Sale/Leaseback Transaction either:

•	to the voluntary defeasance or retirement of any senior debt securities issued under the senior indenture or any Funded Debt, or

•	to the acquisition, exploration, drilling, development, construction, improvement or expansion of one or more Principal Properties.

Any net proceeds that are not applied for the purposes described in (b) will be subject to the limitation described in (a). For purposes of these calculations, the net proceeds of the Sale/Leaseback Transaction means the net proceeds of the sale or transfer of the property leased in the Sale/Leaseback Transaction (or, if greater, the fair value of that property at the time of the Sale/Leaseback Transaction as determined by ConocoPhillips’ board of directors).

Glossary

“Attributable Debt” means the present value of the rental payments during the remaining term of the lease included in the Sale/Leaseback Transaction. To determine that present value, we use a discount rate equal to the lease rate of the Sale/Leaseback Transaction. For these purposes, rental payments do not include any amounts required to be paid for taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights. In the case of any lease that the lessee may terminate by paying a penalty, if the net amount (including payment of the penalty) would be reduced if the lessee terminated the lease on the first date that it could be terminated, then this lower net amount will be used.

“Consolidated Adjusted Net Assets” means the total amount of assets of ConocoPhillips and its consolidated subsidiaries less:

•	all current liabilities (excluding liabilities that are extendable or renewable at ConocoPhillips’ option to a date more than 12 months after the date of calculation and excluding current maturities of long-term debt); and

•	total prepaid expenses and deferred charges.

ConocoPhillips will calculate its Consolidated Adjusted Net Assets based on its most recent quarterly balance sheet.

“Debt” means all notes, bonds, debentures or similar evidences of debt for money borrowed.

“Funded Debt” means all Debt that matures on or is renewable to a date more than one year after the date the Debt is incurred.

“Principal Domestic Subsidiary” means CPCo and any Subsidiary (1) that has substantially all its assets in the United States, (2) that owns a Principal Property and (3) in which ConocoPhillips’ capital investment, together with any intercompany loans to that Subsidiary and any debt of that Subsidiary guaranteed by ConocoPhillips or any other Subsidiary, exceeds $100 million.

“Principal Property” means any oil or gas producing property located onshore or offshore of the United States or any refinery or manufacturing plant located in the United States. This term excludes any property, refinery or plant that in the opinion of ConocoPhillips’ board of directors is not materially important to the total business conducted by ConocoPhillips and its consolidated subsidiaries. This term also excludes any transportation or marketing facilities or assets.

“Sale/Leaseback Transaction” means any arrangement with anyone under which ConocoPhillips or a Subsidiary leases any Principal Property that ConocoPhillips or that Subsidiary has sold or transferred or will sell or transfer to that person. This term excludes the following:

•	temporary leases for a term of not more than three years;

•	intercompany leases;

•	leases of a Principal Property executed by the time of or within 12 months after the latest of the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the Principal Property; and

•	arrangements under any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954.

“Subsidiary” means an entity at least a majority of the outstanding voting stock of which is owned, directly or indirectly, by ConocoPhillips or by one or more other Subsidiaries, or by ConocoPhillips and one or more other Subsidiaries.

Provisions Applicable Solely to Subordinated Debt Securities

Ranking.  The subordinated debt securities will rank junior to all Senior Debt of ConocoPhillips and may rank equally with or senior to other subordinated debt of ConocoPhillips that may be outstanding from time to time.

Subordination.  Under the subordinated indenture, payment of the principal of and any premium and interest on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt. Unless we inform you otherwise in the prospectus supplement, ConocoPhillips may not make any payment of principal of or any premium or interest on the subordinated debt securities if it fails to pay the principal, interest, premium or any other amounts on any Senior Debt when due.

The subordination does not affect ConocoPhillips’ obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

The subordinated indenture does not limit the amount of Senior Debt that ConocoPhillips may incur. As a result of the subordination of the subordinated debt securities, if ConocoPhillips becomes insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

Unless we inform you otherwise in the prospectus supplement, “Senior Debt” will mean all debt, including guarantees, of ConocoPhillips, unless the debt states that it is not senior to the subordinated debt securities or other junior debt of ConocoPhillips. Senior Debt with respect to a series of subordinated debt securities could include other series of debt securities issued under the subordinated indenture.

DESCRIPTION OF CAPITAL STOCK

The following description of ConocoPhillips’ common stock, preferred stock, certificate of incorporation and bylaws is a summary only and is subject to the complete text of ConocoPhillips’ certificate of incorporation and bylaws and the rights agreement ConocoPhillips has entered into with Mellon Investor Services LLC, as rights agent, which we have filed as exhibits to the registration statement. You should read those documents for provisions that may be important to you.

ConocoPhillips is authorized to issue 2.5 billion shares of common stock, par value $0.01 per share, and 500 million shares of preferred stock, par value $0.01 per share.

Common Stock

Each holder of ConocoPhillips common stock is entitled to one vote per share in the election of directors and on all other matters submitted to the vote of stockholders. However, except as otherwise required by law, holders of ConocoPhillips common stock are not entitled to vote on any amendment to ConocoPhillips’ certificate of incorporation that relates solely to the terms of any series of ConocoPhillips preferred stock if holders of the ConocoPhillips preferred stock are entitled to vote on the amendment under ConocoPhillips’ certificate of incorporation or Delaware law. There are no cumulative voting rights, meaning that the holders of a majority of the shares of ConocoPhillips common stock voting for the election of directors can elect all of the directors standing for election.

Subject to the rights of the holders of any ConocoPhillips preferred stock that may be outstanding from time to time, each share of ConocoPhillips common stock will have an equal and ratable right to receive dividends as may be declared by the ConocoPhillips board of directors out of funds legally available for the payment of dividends, and, in the event of the liquidation, dissolution or winding up of ConocoPhillips, will be entitled to share equally and ratably in the assets available for distribution to ConocoPhillips stockholders. No holder of ConocoPhillips common stock will have any preemptive or other subscription rights to purchase or subscribe for any securities of ConocoPhillips.

ConocoPhillips common stock is traded on the New York Stock Exchange under the trading symbol “COP.” The transfer agent for the common stock is Mellon Investor Services LLC.

Preferred Stock

ConocoPhillips’ board of directors has the authority, without stockholder approval, to issue up to 500 million shares of preferred stock in one or more series and to fix the number of shares and terms of each series. The board may determine the designation and other terms of each series, including, among others:

•	dividend rights;

•	voting powers;

•	preemptive rights;

•	conversion rights;

•	redemption rights; and

•	liquidation preferences.

The prospectus supplement relating to any series of preferred stock ConocoPhillips is offering will include specific terms relating to the offering and the name of any transfer agent for that series. We will file the form of the preferred stock with the SEC before we issue any of it, and you should read it for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the preferred stock;

•	the maximum number of shares of the series;

•	the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;

•	any liquidation preference;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock;

•	any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity;

•	whether ConocoPhillips has elected to issue depositary shares with respect to the preferred stock as described below under “Description of Depositary Shares”;

•	any voting rights; and

•	any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.

The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of ConocoPhillips’ common stock. It also could affect the likelihood that holders of the common stock will receive dividend payments and payments upon liquidation.

For purposes of the rights plan described below, ConocoPhillips’ board of directors has designated 10 million shares of preferred stock to constitute the Series A Junior Participating Preferred Stock. ConocoPhillips Series A preferred stock will be issuable only in connection with the exercise of rights under the rights plan. For a description of the rights plan, please read “— Stockholder Rights Plan.”

Each share of ConocoPhillips Series A preferred stock will be entitled to a minimum preferential quarterly dividend payment per share of the greater of $1 or 100 times the dividend declared per share of ConocoPhillips common stock. In the event of the liquidation, dissolution or winding up of ConocoPhillips, the holders of ConocoPhillips Series A preferred stock will be entitled to a minimum preferential liquidation payment per share equal to the greater of $100 (plus all accrued and unpaid dividends) or 100 times the liquidation payment made per share of ConocoPhillips common stock. Each share of ConocoPhillips Series A preferred stock will have 100 votes on all matters submitted to a vote of ConocoPhillips stockholders, voting together with the ConocoPhillips common stock. In the event of any merger, consolidation or other transaction in which shares of ConocoPhillips common stock are exchanged for securities, cash and/or any other property, each share of ConocoPhillips Series A preferred stock will be entitled to receive 100 times the amount of securities, cash and/or other properties received per share of ConocoPhillips common stock. These rights will be protected by customary antidilution provisions.

Anti-Takeover Provisions of ConocoPhillips’ Certificate of Incorporation and Bylaws

ConocoPhillips’ certificate of incorporation and bylaws contain provisions that could delay or make more difficult the acquisition of control of ConocoPhillips through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of ConocoPhillips’ common stock.

Authorized but Unissued Stock

ConocoPhillips has 2.5 billion authorized shares of common stock and 500 million authorized shares of preferred stock. One of the consequences of ConocoPhillips’ authorized but unissued common stock and undesignated preferred stock may be to enable ConocoPhillips’ board of directors to make more difficult or to discourage an attempt to obtain control of ConocoPhillips. If, in the exercise of its fiduciary obligations, ConocoPhillips’ board of directors determined that a takeover proposal was not in ConocoPhillips’ best interest, the board could authorize the issuance of those shares without stockholder approval, subject to limits imposed by the New York Stock Exchange. The shares could be issued in one or more transactions that might prevent or make the completion of a proposed change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition that might complicate or preclude the takeover.

In this regard, ConocoPhillips’ certificate of incorporation grants its board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. ConocoPhillips’ board could establish one or more series of preferred stock that entitle holders to:

•	vote separately as a class on any proposed merger or consolidation;

•	cast a proportionately larger vote together with ConocoPhillips common stock on any transaction or for all purposes;

•	elect directors having terms of office or voting rights greater than those of other directors;

•	convert preferred stock into a greater number of shares of ConocoPhillips common stock or other securities;

•	demand redemption at a specified price under prescribed circumstances related to a change of control of ConocoPhillips; or

•	exercise other rights designed to impede a takeover.

Stockholder Action by Written Consent; Special Meetings of Stockholders

ConocoPhillips’ certificate of incorporation provides that no action that is required or permitted to be taken by its stockholders at any annual or special meeting may be taken by written consent of stockholders in lieu of a meeting, and that special meetings of stockholders may be called only by the board of directors or the chairman of the board.

Advance Notice Procedure for Director Nominations and Stockholder Proposals

ConocoPhillips’ bylaws provide the manner in which stockholders may give notice of stockholder nominations and other business to be brought before an annual meeting. In general, to bring a matter before an annual meeting or to nominate a candidate for director, a stockholder must give notice of the proposed matter or nomination not less than 90 and not more than 120 days prior to the first anniversary date of the immediately preceding meeting. If the annual meeting is not within 30 days before or after the anniversary date of the preceding annual meeting, the stockholder notice must be received not earlier than the 120th day prior to the date of such annual meeting and not later than the close of business on the later of (1) 90 days prior to the date of the annual meeting or (2) if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of the annual meeting, the close of business on the 10th day following the day on which notice of the annual meeting was mailed or first publicly disclosed.

These procedures may limit the ability of stockholders to nominate candidates for director and bring other business before a stockholders meeting, including the consideration of any transaction that could result in a change of control and that might result in a premium to ConocoPhillips’ stockholders.

Fair Price Provision

ConocoPhillips’ certificate of incorporation requires that specified business combinations involving a person or entity that beneficially owns 15% or more of the outstanding shares of ConocoPhillips voting stock or that is an affiliate of that person, which we refer to as a related person, must be approved by (1) at least 80% of the votes entitled to be cast by the voting stock and (2) at least 66 2/3% of the votes entitled to be cast by the voting stock other than voting stock owned by the related person. These supermajority requirements do not apply if:

•	a majority of the directors who are unaffiliated with the related person and who were in office before the related person became a related person approve the transaction; or

•	specified fair price conditions are met that in general provide that the payment received by the stockholders in the business combination is not less than the amount the related person paid or agreed to pay for any shares of ConocoPhillips’ voting stock acquired within one year of the business combination.

Amendment of Certificate of Incorporation and Bylaws

Amendments to ConocoPhillips’ certificate of incorporation generally must be approved by the board of directors and by a majority of the outstanding stock entitled to vote on the amendment, and, if applicable, by majority of the outstanding stock of each class or series entitled to vote on the amendment as a class or series.

Under the ConocoPhillips’ certificate of incorporation, the affirmative vote of shares representing not less than 80% of the votes entitled to be cast by the voting stock is required to alter, amend or adopt any provision inconsistent with or repeal the provisions that, among others, (1) control the constitution of the board of directors, (2) deny stockholders the right to call a special meeting or to act by written consent, (3) limit or eliminate the liability of directors to ConocoPhillips and (4) set the 80% supermajority threshold applicable with respect to the provisions above.

Additionally, the affirmative vote of shares representing (1) not less than 80% of the votes entitled to be cast by the voting stock, voting together as a single class, and (2) not less than 66 2/3% of the votes entitled to be case by the voting stock not owned, directly or indirectly, by any related person is required to amend, repeal, or adopt any provisions inconsistent with, the fair price provision described above.

ConocoPhillips’ bylaws have similar supermajority vote requirements for provisions relating to, among others, special stockholder meetings; prohibition on action by stockholder written consent; nominating directors and bringing business before an annual stockholder meeting; the number, classification and qualification of directors; filling vacancies on the board of directors; and removing directors.

Stockholder Rights Plan

ConocoPhillips has entered into a rights agreement with Mellon Investor Services LLC, as rights agent. As with most rights agreements, the terms of the ConocoPhillips rights agreement are complex and not easily summarized, particularly as they relate to the acquisition of ConocoPhillips common stock and to the exercisability of the rights. Accordingly, this summary may not contain all of the information that is important to you, and is qualified in its entirety by reference to the ConocoPhillips rights agreement, which we have filed as an exhibit to the registration statement.

Under the terms of the rights agreement, each share of common stock has attached to it a right to purchase one one-hundredth of a share of ConocoPhillips Series A preferred stock. The purchase price per one-hundredth of a share of Series A preferred stock under the rights agreement is $300.

Initially, the rights under the ConocoPhillips rights agreement will be attached to certificates representing ConocoPhillips common stock and no separate certificates representing the rights will be distributed. The rights will separate from the ConocoPhillips common stock and be represented by separate certificates at the earlier of (1) the first date of a public announcement that a person has acquired 15% or more of the outstanding ConocoPhillips common stock or (2) the date as may be determined by the ConocoPhillips board of directors after the commencement by a person of a tender offer or exchange offer for 15% or more of the outstanding ConocoPhillips common stock.

After the rights separate from the ConocoPhillips common stock, certificates representing the rights will be mailed to record holders of ConocoPhillips common stock. Once distributed, the rights certificates alone will represent the rights.

The rights will not be exercisable until the date the rights separate from the ConocoPhillips common stock. The rights will expire on the tenth anniversary of the date of the ConocoPhillips rights agreement unless earlier redeemed or exchanged by ConocoPhillips.

If an acquiror obtains beneficial ownership of 15% or more of ConocoPhillips common stock, then each right will be adjusted so that it will entitle the holder (other than the acquiror, whose rights will become void) to purchase a number of shares of ConocoPhillips common stock equal to two times the exercise price of the right.

If an acquiror obtains beneficial ownership of 15% or more of ConocoPhillips common stock and any of the following occurs:

•	ConocoPhillips merges into or consolidates with another entity,

•	an acquiring entity merges into ConocoPhillips with ConocoPhillips as the surviving entity and the outstanding shares of ConocoPhillips common stock are converted into cash, property or securities, or

•	ConocoPhillips sells more than 50% of its assets or earning power,

then each right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then-current market value (as defined in the ConocoPhillips rights agreement) of twice the exercise price of the right.

In the event of a public announcement of an acquiror obtaining beneficial ownership of 15% or more of the outstanding shares of ConocoPhillips common stock (but only if the beneficial ownership of the acquiror is less than 50%), the ConocoPhillips board of directors may, at its option, exchange all or a part of the outstanding rights for ConocoPhillips common stock at an exchange ratio of one share of ConocoPhillips common stock per right, adjusted to reflect stock splits, stock dividends or similar transactions.

The ConocoPhillips board of directors may, at its option, redeem the rights, in whole but not in part, at any time prior to the time an acquiror obtains beneficial ownership of 15% or more of the outstanding shares of ConocoPhillips common stock. The redemption price is $.01 per right, adjusted to reflect stock splits, stock dividends or similar transactions. ConocoPhillips may, at its option, pay the redemption price in cash, common stock or other consideration as deemed appropriate by the ConocoPhillips board of directors.

The terms of the rights may be amended by the ConocoPhillips board of directors without the consent of the holders of the rights, except that, after an acquiror obtains 15% or more of ConocoPhillips common stock, the ConocoPhillips rights agreement may not be amended in any manner that would adversely affect the interests of the rights holders.

The ConocoPhillips rights agreement contains provisions that have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire ConocoPhillips on terms not approved by the ConocoPhillips board of directors. However, since the rights may either be redeemed or otherwise made inapplicable by ConocoPhillips prior to an acquiror obtaining beneficial ownership of 15% or more of ConocoPhillips common stock, the rights should not interfere with any merger or business combination approved by the ConocoPhillips board of directors prior to that occurrence. In addition, the rights should not interfere with a proxy contest.

Limitation of Liability of Directors

To the fullest extent permitted by Delaware law, ConocoPhillips’ directors will not be personally liable to ConocoPhillips or its stockholders for monetary damages for breach of fiduciary duty as a director. Delaware law currently permits the elimination of all liability for breach of fiduciary duty, except liability:

•	for any breach of the duty of loyalty to ConocoPhillips or its stockholders;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	for unlawful payment of a dividend or unlawful stock purchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

As a result, neither ConocoPhillips nor its stockholders have the right, through stockholders’ derivative suits on ConocoPhillips’ behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Delaware Anti-Takeover Law

ConocoPhillips is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned in employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

DESCRIPTION OF WARRANTS

ConocoPhillips may issue warrants to purchase any combination of debt securities, common stock, preferred stock, rights or other securities of ConocoPhillips or any other entity. ConocoPhillips may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. ConocoPhillips will issue warrants under one or more warrant agreements between it and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants ConocoPhillips is offering will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the designation, number and terms of the debt securities, common stock, preferred stock, rights or other securities purchasable upon exercise of the warrants, and procedures by which the number of securities purchasable may be adjusted;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time; and

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants.

DESCRIPTION OF DEPOSITARY SHARES

General

ConocoPhillips may elect to offer shares of its preferred stock represented by depositary shares. The shares of any series of the preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between ConocoPhillips and a bank or trust company we will name in the prospectus supplement.

Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, proportionately, to all the rights, preferences and privileges of the preferred stock represented by that depositary share, including dividend, voting, redemption, conversion, exchange and liquidation rights. The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. Each receipt will represent the applicable interest in a number of shares of a particular series of the preferred stock, which we will describe in the prospectus supplement.

We have summarized below selected provisions of the deposit agreement, the related depositary shares and depositary receipts evidencing those shares. This summary is not complete. We will file the form of deposit agreement and the form of depositary receipts with the SEC before ConocoPhillips issues any depositary shares, and you should read those documents for provisions that may be important to you.

A holder of depositary shares will be entitled to receive the whole number of shares of preferred stock underlying those depositary shares. Holders will not be entitled to receive fractional shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the whole number of shares to be withdrawn, the depositary will deliver to that holder at the same time a new depositary receipt for the excess number of depositary shares.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary receipts in proportion to the number of depositary shares owned by those holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts in proportion, insofar as possible, to the number of depositary shares owned by those holders. If the depositary determines that it is not feasible to make such a distribution, it may, with ConocoPhillips’ approval, adopt any method that it deems equitable and practicable to effect the distribution, including a sale of the property and distribution of the net proceeds from the sale to the holders.

The amount distributed in any of the above cases will be reduced by any amount ConocoPhillips or the depositary is required to withhold on account of taxes.

Conversion and Exchange

If any preferred stock underlying the depositary shares is subject to provisions relating to its conversion or exchange as described in the prospectus supplement, each record holder of depositary shares will have the right or obligation to convert or exchange those depositary shares in accordance with those provisions.

Redemption of Depositary Shares

Whenever ConocoPhillips redeems a share of preferred stock held by the depositary, the depositary will redeem on the same redemption date a proportionate number of depositary shares representing the shares of preferred stock redeemed. The redemption price per depositary share will be equal to the aggregate redemption price payable with respect to the number of shares of preferred stock underlying the depositary shares. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionately as ConocoPhillips may determine.

Voting

Upon receipt of notice of any meeting at which the holders of the preferred stock underlying the depositary shares are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary receipts. Each record holder of the depositary receipts on the record date, which will be the same date as the record date for the preferred stock, may then instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock underlying that holder’s depositary shares. The depositary will try, as far as practicable, to vote the number of shares of preferred stock underlying the depositary shares in accordance with the instructions, and ConocoPhillips will agree to take all reasonable action that the depositary deems necessary to enable the depositary to do so. The depositary will abstain from voting the preferred stock to the extent that it does not receive specific written instructions from holders of depositary shares representing the preferred stock.

Record Date

Whenever:

•	any cash dividend or other cash distribution becomes payable, any distribution other than cash is made, or any rights, preferences or privileges are offered with respect to the preferred stock, or

•	the depositary receives notice of any meeting at which holders of preferred stock are entitled to vote or of which holders of preferred stock are entitled to notice, or of the mandatory conversion of or any election by ConocoPhillips to call for the redemption of any preferred stock, the depositary will in each instance fix a record date, which will be the same as the record date for the preferred stock, for the determination of the holders of depositary receipts:

•	who will be entitled to receive the dividend, distribution, rights, preferences or privileges or the net proceeds of any sale, or

•	who will be entitled to give instructions for the exercise of voting rights at any such meeting or to receive notice of the meeting or the redemption or conversion.

Amendment and Termination of the Deposit Agreement

ConocoPhillips and the depositary may at any time agree to amend the form of depositary receipt and any provision of the deposit agreement. However, any amendment that adversely alters the rights of holders of depositary shares in any material respect will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by ConocoPhillips or by the depositary only if all outstanding depositary shares have been redeemed or if a final distribution on the underlying preferred stock has been made to the holders of the depositary shares in connection with the liquidation, dissolution or winding up of ConocoPhillips.

Charges of Depositary

ConocoPhillips will pay all charges of the depositary, including:

•	charges in connection with the initial deposit of the preferred stock;

•	the initial issuance of the depositary receipts;

•	the distribution of information to the holders of depositary receipts with respect to matters on which preferred stock is entitled to vote; and

•	withdrawals of the preferred stock by the holders of depositary receipts or upon redemption or conversion of the preferred stock.

Holders of depositary shares will pay taxes (including any transfer taxes) and other governmental charges and any other charges expressly provided in the deposit agreement to be at the expense of those holders.

Resignation and Removal of Depositary

The depositary may at any time resign or be removed by ConocoPhillips. Any resignation or removal will become effective upon the acceptance by the depositary’s successor of its appointment. If ConocoPhillips has not appointed a successor depositary and the successor depositary has not accepted its appointment within 60 days after the depositary delivered a resignation notice to ConocoPhillips, the depositary may terminate the deposit agreement.

DESCRIPTION OF STOCK PURCHASE CONTRACTS
AND STOCK PURCHASE UNITS

ConocoPhillips may issue stock purchase contracts, including contracts obligating holders to purchase from ConocoPhillips, and ConocoPhillips to sell to the holders, or for ConocoPhillips to issue in exchange for other securities, a specified number of shares of ConocoPhillips common stock or preferred stock (or a range of numbers of shares in accordance with a predetermined formula) at a future date or dates or upon the occurrence of specified events. The price per share of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts.

ConocoPhillips may issue the stock purchase contracts separately or as a part of units, often known as stock purchase units, consisting of a stock purchase contract and any combination of:

•	senior debt securities or subordinated debt securities of ConocoPhillips,

•	debt obligations of third parties, including U.S. Treasury securities, or

•	trust preferred securities of a ConocoPhillips trust,

securing the holder’s obligations to purchase the common stock or preferred stock under the stock purchase contracts.

The stock purchase contracts may require ConocoPhillips to make periodic payments to the holders of the stock purchase units or vice versa, and those payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner, and in specified circumstances, ConocoPhillips may deliver newly issued prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing that holder’s obligations under the original stock purchase contract.

The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid securities. That description will not be complete. For more information, you should review the stock purchase contracts and, if applicable, the collateral arrangements and depositary arrangements relating to those stock purchase contracts or stock purchase units and any prepaid securities and the document under which the prepaid securities will be issued. We will file forms of these documents with the SEC before ConocoPhillips issues any stock purchase contracts or stock purchase units and, if applicable, prepaid securities.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES

Trust Preferred Securities

General

Each ConocoPhillips trust may issue only one series of trust preferred securities. The amended and restated declaration of trust of each trust will authorize that trust to issue one series of trust preferred securities of that trust. We have summarized selected provisions of the trust preferred securities below. This summary is not complete. We have filed the form of amended and restated declaration of trust providing for the trust preferred securities with the SEC as an exhibit to the registration statement, and you should read that document for provisions that may be important to you. Please read “About the ConocoPhillips Trusts” for additional information about the trusts.

The prospectus supplement relating to trust preferred securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the designation of the trust preferred securities;

•	the number of trust preferred securities issued by the trust;

•	the annual distribution rate (or the method for determining the rate), the distribution payment dates, the record dates for distribution payments and the additional amounts, if any, that may be payable with respect to the trust preferred securities;

•	whether distributions will be cumulative and, if so, the dates from which distributions will be cumulative;

•	the amounts that will be paid out of the assets of the trust to the holders of trust preferred securities upon dissolution, winding-up or termination of the trust;

•	any repurchase or redemption provisions;

•	any additional voting rights of the trust preferred securities;

•	terms for any conversion or exchange of the trust preferred securities or the debt securities of ConocoPhillips held by that trust into other securities;

•	terms for any distribution of the debt securities to the holders of the trust preferred securities; and

•	any rights to defer distributions on the trust preferred securities by extending the interest payment period on the debt securities.

We also will describe in the prospectus supplement the material United States federal income tax considerations applicable to any offering of trust preferred securities.

ConocoPhillips will guarantee the trust preferred securities to the extent described under “Description of the Preferred Securities Guarantees.”

Voting

Holders of trust preferred securities will have limited voting rights, relating only to the modification of the trust preferred securities and the exercise of a trust’s rights as holder of the debt securities and the preferred securities guarantee. Holders of trust preferred securities will not be able to appoint, remove or replace trustees, except in limited circumstances, or to increase or decrease the number of trustees, because these rights will be vested in the holder of the common securities of the trust. ConocoPhillips will own, directly or indirectly, all of the common securities of each trust.

Distributions

Under each declaration of trust, the property trustee must make distributions on the trust preferred securities of a trust to the extent that the property trustee has cash on hand in the applicable property account to permit such payment. The only funds available for distribution to the holders of the trust preferred securities of a trust will be those received by the property trustee on the debt securities held by the trust. If ConocoPhillips does not make payments on the debt securities, the property trustee will not make corresponding distributions on the trust preferred securities. Under each declaration of trust, if and to the extent ConocoPhillips does make payments on the debt securities, the property trustee will be obligated to make distributions on the preferred and common securities of such trust on a pro rata basis.

ConocoPhillips will guarantee payment of distributions on the trust preferred securities of a trust as and to the extent described under “— Trust Preferred Securities Guarantees.” A guarantee covers distributions and other payments on the applicable trust preferred securities only if and to the extent that ConocoPhillips has made a payment to the property trustee on the applicable debt securities. If an event of default under the related declaration of trust has occurred and is continuing, any funds available to make payments will be paid first to the holders of the trust preferred securities pro rata based on the aggregate liquidation amount of trust preferred securities held by those holders in relation to the aggregate liquidation amount of all the outstanding trust preferred securities. In that case, the holder of common securities of a trust would receive payments only after satisfaction of all amounts owed to the holders of trust preferred securities.

Events of Default

If an event of default under the declaration of trust has occurred and is continuing, the holders of a majority in liquidation amount of the trust preferred securities may direct the property trustee to enforce the available rights under the related declaration of trust, including rights available to the property trustee as a holder of the applicable series of debt securities. If the property trustee fails to enforce those rights, any holder of the related trust preferred securities may provide written notice to the property trustee that the holder will enforce those rights and, 30 days after submitting that request, the holder may enforce those rights directly against ConocoPhillips to the fullest extent permitted by law without first instituting any legal proceeding against the property trustee or any other person.

If an event of default under the applicable declaration of trust has occurred and is continuing and results from ConocoPhillips’ failure to make payments on the applicable series of debt securities when due, then any holder of the trust preferred securities may directly institute a proceeding to enforce those payments on the debt securities in an amount corresponding to the aggregate liquidation amount of that holder’s trust preferred securities. If a holder brings a direct action, ConocoPhillips will be entitled to that holder’s rights under the applicable declaration of trust to the extent of any payment made by ConocoPhillips to that holder. Except as expressly provided in the preceding sentences or in the applicable prospectus supplement, the holders of the trust preferred securities will not be able to exercise directly any other remedy available to the holders of the applicable series of debt securities.

Trust Preferred Securities Guarantees

ConocoPhillips will fully and unconditionally guarantee payments on the trust preferred securities as described in this section. These guarantees cover the following payments:

•	periodic cash distributions on the trust preferred securities out of funds held by the property trustee of the trust;

•	payments on liquidation of each trust; and

•	payments on redemption of trust preferred securities of each trust.

ConocoPhillips will appoint The Bank of New York Mellon Trust Company, N.A., as guarantee trustee, to hold the guarantee for the benefit of the holders of trust preferred securities. We have summarized selected provisions of the guarantees below. This summary is not complete. We have filed the form of guarantee with the SEC as an exhibit to the registration statement, and you should read that document for provisions that may be important to you.

ConocoPhillips will irrevocably and unconditionally agree to pay holders of trust preferred securities in full the following amounts to the extent not paid by the trust:

•	any accumulated and unpaid distributions on the trust preferred securities and any redemption price for trust preferred securities called for redemption by the trust, if and to the extent that ConocoPhillips has made corresponding payments on the debt securities to the property trustee of the trust;

•	payments upon the dissolution, winding-up or termination of the trust equal to the lesser of:

•	the liquidation amount plus all accumulated and unpaid distributions on the trust preferred securities to the extent the trust has funds legally available for those payments, and

•	the amount of assets of the trust remaining legally available for distribution to the holders of trust preferred securities in liquidation of the trust.

ConocoPhillips will not be required to make these liquidation payments if:

•	the trust distributes the debt securities to the holders of trust preferred securities in exchange for their trust preferred securities; or

•	the trust redeems the trust preferred securities in full upon the maturity or redemption of the debt securities.

ConocoPhillips may satisfy its obligation to make a guarantee payment either by making payment directly to the holders of trust preferred securities or to the guarantee trustee for remittance to the holders or by causing the applicable trust to make the payment to them.

Each guarantee is a guarantee from the time of issuance of the applicable series of trust preferred securities. The guarantee only covers, however, distributions and other payments on trust preferred securities if and to the extent that ConocoPhillips has made corresponding payments on the debt securities to the applicable property trustee. If ConocoPhillips does not make those corresponding payments on the debt securities, the trust will not have funds available for payments and that trustee will not make distributions on the trust preferred securities.

ConocoPhillips’ obligations under the declaration of trust for each trust, the guarantees, the debt securities and the associated indenture taken together will provide a full and unconditional guarantee of payments due on the trust preferred securities.

Covenants of ConocoPhillips

In each guarantee, ConocoPhillips will agree that, as long as any trust preferred securities issued by the applicable trust are outstanding, ConocoPhillips will not make the payments and distributions described below if:

•	it is in default on its guarantee payments or other payment obligations under the related guarantee;

•	any event of default under the applicable declaration of trust has occurred and is continuing; or

•	ConocoPhillips has elected to defer payments of interest on the related debt securities by extending the interest payment period and that deferral period is continuing.

In these circumstances, ConocoPhillips will agree that it will not:

•	make any payments on or repay, repurchase or redeem any debt security of ConocoPhillips that ranks equally with or junior to the debt securities;

•	make any guarantee payments on any guarantee by ConocoPhillips of the debt securities of any of its subsidiaries if that guarantee ranks equally with or junior to the debt securities; or

•	declare or pay any dividends on, or redeem, purchase, acquire or make a distribution or liquidation payment with respect to, any capital stock of ConocoPhillips, other than:

•	dividends or distributions in its capital stock or options, warrants or rights to subscribe for or purchase its capital stock;

•	transactions relating to ConocoPhillips’ stockholder rights plan;

•	as a result of a reclassification of its capital stock or the exchange or conversion of one class or series of its capital stock for another class or series of its share capital;

•	purchases of fractional interests in shares of its capital stock pursuant to the conversion or exchange provisions of the capital stock or the security being converted or exchanged; and

•	purchases or acquisitions of its capital stock in connection with the satisfaction by it of its obligations under any employee stock-based compensation or benefit plan, dividend reinvestment plan or stock purchase plan.

In addition, as long as trust preferred securities issued by any trust are outstanding, ConocoPhillips will agree that it will:

•	remain the sole direct or indirect owner of all the outstanding common securities of that trust, except as permitted by the applicable declaration of trust;

•	permit the common securities of that trust to be transferred only as permitted by the declaration of trust; and

•	use reasonable efforts to cause that trust to continue to be treated as a grantor trust for United States federal income tax purposes, except in connection with a distribution of debt securities to the holders of trust preferred securities as provided in the declaration of trust, in which case the trust would be dissolved.

Amendments and Assignment

ConocoPhillips and the guarantee trustee may amend each guarantee without the consent of any holder of trust preferred securities if the amendment does not adversely affect the rights of the holders in any material respect. In all other cases, ConocoPhillips and the guarantee trustee may amend each guarantee only with the prior approval of the holders of a majority in liquidation amount of the trust preferred securities issued by the applicable trust. The manner in which ConocoPhillips will obtain that approval will be described in the prospectus supplement.

ConocoPhillips may assign its obligations under the guarantees only in connection with a consolidation, merger or asset sale involving ConocoPhillips permitted under the indenture governing the debt securities.

Termination of the Guarantee

Each guarantee will terminate upon:

•	full payment of the redemption price of all trust preferred securities of the applicable trust;

•	distribution of the debt securities, or any securities into which those debt securities are convertible, to the holders of the trust preferred securities and common securities of that trust in exchange for all the securities issued by that trust; or

•	full payment of the amounts payable upon liquidation of that trust.

Each guarantee will, however, continue to be effective or will be reinstated if any holder of trust preferred securities must repay any amounts paid on those trust preferred securities or under the guarantee.

Status of the Guarantee

ConocoPhillips’ obligations under each guarantee will be unsecured and effectively junior to all debt and preferred stock of its subsidiaries. We will specify in the prospectus supplement the ranking of each guarantee with respect to ConocoPhillips’ capital stock and other liabilities, including other guarantees. By your acceptance of the trust preferred securities, you agree to any subordination provisions and other terms of the related guarantee.

Each guarantee will be deposited with the guarantee trustee to be held for the benefit of the holders of the trust preferred securities. The guarantee trustee will have the right to enforce the guarantee on behalf of those holders. In most cases, the holders of a majority in liquidation amount of the trust preferred securities issued by the applicable trust will have the right to direct the time, method and place of:

•	conducting any proceeding for any remedy available to the applicable guarantee trustee; or

•	exercising any trust or other power conferred upon that guarantee trustee under the applicable guarantee.

Each guarantee will constitute a guarantee of payment and not merely of collection. This means that the guarantee trustee may institute a legal proceeding directly against ConocoPhillips to enforce the payment rights under the guarantee without first instituting a legal proceeding against any other person or entity.

If the guarantee trustee fails to enforce the guarantee or ConocoPhillips fails to make a guarantee payment, a holder of trust preferred securities may institute a legal proceeding directly against ConocoPhillips to enforce that holder’s rights under that guarantee without first instituting a legal proceeding against the applicable trust, the guarantee trustee or any other person or entity.

Periodic Reports Under Guarantee

ConocoPhillips will be required to provide annually to the guarantee trustee a statement as to its performance of its obligations and its compliance with all conditions under the guarantees.

Duties of Guarantee Trustee

The guarantee trustee normally will perform only those duties specifically set forth in the applicable guarantee. The guarantee does not contain any implied covenants. If a default occurs on a guarantee, the guarantee trustee will be required to use the same degree of care and skill in the exercise of its powers under the guarantee as a prudent person would exercise or use under the circumstances in the conduct of that person’s own affairs. The guarantee trustee will exercise any of its rights or powers under the guarantee at the request or direction of holders of the applicable series of trust preferred securities only if it is offered security and indemnity satisfactory to it.

Governing Law

New York law will govern the guarantees.

Relationship Among the Trust Preferred Securities, Debt Securities and Trust Preferred Securities Guarantee

When taken together, the terms of the trust preferred securities of a ConocoPhillips trust, the debt securities held by that trust and the related preferred securities guarantee provide a full and unconditional guarantee by ConocoPhillips of the payments due on the trust preferred securities. The following summary briefly explains the interrelationship between the trust preferred securities, the debt securities and the guarantee.

The trust will be able to make payments on the trust preferred securities only if ConocoPhillips makes payments on the debt securities.

As long as ConocoPhillips makes interest and other payments when due on the debt securities, the trust will have sufficient funds to make distribution and other payments when due on the trust preferred securities for the following reasons:

•	the trust will hold debt securities in an aggregate principal amount equal to the sum of the aggregate stated liquidation amount of the trust preferred securities and the common securities of the trust;

•	the interest rate and payment dates of the debt securities will match the distribution rate and payment dates of the trust preferred securities and the common securities of the trust;

•	the trustees may not cause or permit the trust to engage in any activity that is not consistent with its limited purposes of:

•	issuing and selling the trust preferred securities and the common securities of the trust;

•	investing the proceeds from the sale of those securities in a specific series of ConocoPhillips’ debt securities; and

•	engaging in only such other activities as are necessary or incidental to issuing its securities and purchasing and holding ConocoPhillips’ debt securities and as are otherwise specifically authorized in the declaration of trust; and

•	ConocoPhillips has agreed to pay for all of the trust’s debts and obligations, other than with respect to the trust preferred and trust common securities, and costs and expenses, including the fees and expenses of the trustees.

ConocoPhillips will guarantee that payments will be made on the trust preferred securities if ConocoPhillips makes payments on the debt securities.

If ConocoPhillips makes interest or other payments on the debt securities, the property trustee will be obligated to make corresponding distribution or other payments on the trust preferred securities. ConocoPhillips will guarantee such payments if the trust fails to make them. The guarantee only covers distributions and other payments on the trust preferred securities if and to the extent ConocoPhillips has made corresponding payments on the debt securities. The guarantee trustee will have the right to enforce the guarantee on behalf of the holders of the trust preferred securities if ConocoPhillips fails to make any required guarantee payments. If the guarantee trustee fails to enforce the guarantee, you may institute a legal proceeding directly against ConocoPhillips to enforce the guarantee trustee’s rights under the guarantee. If ConocoPhillips fails to make a guarantee payment, you may also institute a legal proceeding directly against ConocoPhillips to enforce the guarantee.

The property trustee may institute legal proceedings against ConocoPhillips if ConocoPhillips fails to make payments on the debt securities.

If ConocoPhillips does not make interest or other payments on the debt securities, the trust will not have funds available to make the corresponding distribution or other payments on the trust preferred securities. The property trustee, as the holder of the debt securities, will have the right to enforce ConocoPhillips’ obligations on the debt securities if an event of default under the debt securities occurs. In addition, the holders of a majority in liquidation amount of the trust preferred securities will have the right to direct the property trustee with respect to certain matters under the declaration of trust. If the property trustee fails to enforce its rights, any holder of trust preferred securities may, to the fullest extent permitted by law and after a period of 30 days has elapsed from such holder’s written request to the property trustee to enforce such rights, institute a legal proceeding against ConocoPhillips to enforce such rights.

PLAN OF DISTRIBUTION

We may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

The validity of the offered securities and other matters in connection with any offering of the securities will be passed upon for us by Wayne C. Byers, ConocoPhillips’ Managing Counsel, or another of ConocoPhillips’ lawyers, and Baker Botts L.L.P., Houston, Texas, our outside counsel, and for us and the ConocoPhillips trusts by Richards, Layton & Finger, P.A., Wilmington, Delaware. Any underwriters will be advised about legal matters relating to any offering by their own legal counsel.

EXPERTS

The consolidated financial statements of ConocoPhillips appearing in ConocoPhillips’ Annual Report (Form 10-K) for the year ended December 31, 2008 (including condensed consolidating financial information and financial statement schedule appearing therein) and the effectiveness of ConocoPhillips’ internal control over financial reporting as of December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$1,500,000,000  4.60% Notes due 2015
$1,000,000,000  6.00% Notes due 2020
$500,000,000  6.50% Notes due 2039

fully and unconditionally
guaranteed by
ConocoPhillips Company

PROSPECTUS SUPPLEMENT
May 18, 2009

Joint Book-Running Managers

Citi	Deutsche Bank Securities	RBS

Banc of America Securities LLC	Barclays Capital	Credit Suisse	J.P. Morgan

Senior Co-Managers

DnB NOR Markets	Mitsubishi UFJ Securities	SOCIETE GENERALE

Co-Managers

BNP PARIBAS	CALYON	Daiwa Securities America Inc.
HSBC	ING WHOLESALE	Mizuho Securities USA Inc.
UBS Investment Bank